Peak Fintech Group Inc.

Condensed Interim Consolidated Financial
Statements (Unaudited)

For the three and six-month periods ended
June 30, 2021, and 2020

Financial Statements

Condensed Interim Consolidated Statements of Comprehensive Profit and Loss	2

Condensed Interim Consolidated Statements of Changes in Equity	3

Condensed Interim Consolidated Statements of Cash Flows	4

Condensed Interim Consolidated Statements of Financial Position	5

Notes to Interim Consolidated Financial Statements	6 - 30

2

PEAK FINTECH GROUP INC.
Condensed Interim Consolidated Statements of Comprehensive Profit and Loss
For the three and six-month periods ended June 30, 2021 and 2020
(In Canadian dollars, except weighted average number of outstanding shares)
(Unaudited)

		Three-month periods ended		Six-month periods ended
	Note	June 30		June 30
		2021	2020	2021	2020
		$	$	$	$

Revenues		30 649 179	7 263 504	44 888 955	11 212 899
		30 649 179	7 263 504	44 888 955	11 212 899

Expenses
Cost of service		27 442 884	5 422 993	39 790 055	7 527 143
Salaries and fringe benefits		692 610	389 120	1 416 469	712 930
Service fees		148 987	138 831	306 638	270 463
Royalty on software		43 902	26 028	74 678	56 901
Board remuneration		146 302	12 774	270 829	22 343
Consulting fees		118 873	527 285	181 742	853 001
Management fees		14 356	17 987	27 174	39 532
Professional fees		581 227	130 133	912 882	186 535
Administrative and indirect cost		-	1 717	-	237 828
Public relations and press releases		134 987	27 800	256 480	51 904
Office supplies, software and utilities		58 272	49 517	88 486	102 311
Lease expenses		11 247	11 571	22 817	23 104
Insurance		27 277	10 489	42 173	21 778
Finance costs	15.4	50 935	260 401	95 768	520 352
Expected credit loss		(10 647)	254 080	9 246	615 605
Travel and entertainment		43 663	35 424	77 666	82 257
Stock exchange and transfer agent costs		62 655	25 338	153 370	36 116
Translation cost and others		81 576	5 587	120 883	13 937
Reversal of impairment loss	8	(193 717)	-	(193 717)	-
Depreciation of property and equipment	7	20 965	21 785	43 302	43 154
Amortization of intangible assets	8	155 948	82 475	222 432	164 280
Expiration of deferred finance cost		-		-	353 377
Amortization of financing initial costs		6 725	348	13 376	696
Depreciation of right-of-use assets	7	44 749	126 245	113 906	232 998
(Gain) Loss on foreign exchange		7 526	716	(27 852)	11 051
		29 691 302	7 578 644	44 018 803	12 179 596
Profit (loss) before income taxes		957 877	(315 140)	870 152	(966 697)
Income tax		661 806	223 763	963 783	377 900
Net profit (loss)		296 071	(538 903)	(93 631)	(1 344 597)

Net profit (loss) attributable to:
Non-controlling interest		315 631	177 983	691 559	265 064
Owners of the parent		(19 560)	(716 886)	(785 190)	(1 609 661)
		296 071	(538 903)	(93 631)	(1 344 597)
Item that will be reclassified subsequently to profit or loss
Currency translation adjustment		(325 829)	809 770	221 081	(623 537)
Total comprehensive profit (loss)		621 900	(1 348 673)	(314 712)	(721 060)

Total comprehensive profit (loss) attributable to:
Non-controlling interest		357 625	(18 799)	614 596	434 150
Owners of the parent		264 275	(1 329 874)	(929 308)	(1 155 210)
		621 900	(1 348 673)	(314 712)	(721 060)

Weighted average number of outstanding shares		129 726 489	74 291 302	127 361 537	73 783 060

Basic and diluted profit (loss) per share		0,000	(0,010)	(0,006)	(0,022)

Going concern uncertainty (note 2)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

PEAK FINTECH GROUP INC.

Condensed Interim Consolidated Statements of Changes in Equity

For the six-month periods ended June 30, 2021 and 2020

(In Canadian dollars)

(Unaudited)

						Equity	Accumulated		Total
						component of	other		attributable	Non	Shareholders'
	Note	Number of	Capital stock	Equity to	Contributed	convertible	comprehensive		to owners of	Controlling	equity
		common shares	Amount	issue	surplus	debentures	income	Deficit	parent	interest	(deficiency)
		(number of shares -	$	$	$	$	$	$	$	$	$
		see note 15)

Balance as of January 1, 2021		118 024 189	39 131 010	511 221	11 582 653	-	(140 782)	(30 240 372)	20 843 730	11 770 520	32 614 250
Issuance of shares and warrants to settle debts owed for services provided	12	33 351	50 850						50 850		50 850
Issuance of shares re business acquisition	4	1 022 337	403 610	(403 610)					-		-
Exercise of warrants and broker warrants	12	14 315 464	8 129 647	(107 611)	(2 135 722)				5 886 314		5 886 314
Conversion of convertible debentures	11	50 000	27 483						27 483		27 483
Exercise of options		165 000	162 090		(79 590)				82 500		82 500
Share-based compensation	13				741 205				741 205		741 205
Transactions with owners		133 610 341	47 904 690	-	10 108 546	-	(140 782)	(30 240 372)	27 632 083	11 770 520	39 402 602
Net (loss) profit								(785 190)	(785 190)	691 559	(93 631)
Other comprehensive loss							(144 118)		(144 117)	(76 963)	(221 081)
Total comprehensive (loss) profit for the year		-	-	-	-	-	(144 118)	(785 190)	(929 307)	614 596	(314 712)
Balance as of June 30, 2021		133 610 341	47 904 690	-	10 108 546	-	(284 900)	(31 025 562)	26 702 774	12 385 116	39 087 890

Balance as of January 1, 2020		72 059 214	24 234 623	493 414	9 580 333	47 891	(1 054 211)	(23 623 950)	9 678 100	10 441 584	20 119 684
Issuance of shares and warrants	12	1 740 000	538 347		154 531				692 878		692 878
Issuance of shares and warrants to settle debts owed for services provided	12	1 065 000	360 000						360 000		360 000
Shares to be issued				265 000					265 000		265 000
Issuance of convertible debentures and warrants	11				11 272	9 408			20 680		20 680
Issuance of bonds and warrants					76 197				76 197		76 197
Issue costs - shares and warrants	12		(33 000)						(33 000)		(33 000)
Exercise of warrants on surrender of non-convertible debentures	11	1 000 000	535 555		(99 153)				436 402		436 402
Share-based compensation	13				147 492				147 492		147 492
Transactions with owners		75 864 214	25 635 525	758 414	9 870 672	57 299	(1 054 211)	(23 623 950)	11 643 749	10 441 584	22 085 333
Net (loss) profit								(1 609 661)	(1 609 661)	265 064	(1 344 597)
Other comprehensive profit							454 451		454 451	169 086	623 537
Total comprehensive profit (loss) for the year		-	-	-	-	-	454 451	(1 609 661)	(1 155 210)	434 150	(721 060)

Balance as of June 30, 2020		75 864 214	25 635 525	758 414	9 870 672	57 299	(599 760)	(25 233 611)	10 488 539	10 875 734	21 364 273

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

PEAK FINTECH GROUP INC.
Condensed Interim Consolidated Statements of Financial Position
As at June 30, 2021 and December 31, 2020
(In Canadian dollars)
(Unaudited)

		June 30	December 31
	Note	2021	2020
		$	$
ASSETS		Unaudited	Audited
Current
Cash		2 091 004	5 873 876
Restricted cash		80 171	80 091
Loans receivable	5	16 047 905	15 425 242
Assets held for esale		285 137	183 732
Debtors	6	41 213 246	30 575 357
Deposit for investments		882 740	194 900
Prepaid expenses		308 464	989 718
		60 908 668	53 322 916

Loans receivable	5	4 968 596	3 999 446
Property and equipment	7	482 618	529 372
Intangible assets	8	3 897 618	3 163 877
Deferred Tax assets		291 931	291 931
		70 549 430	61 307 542

LIABILITIES
Current
Accounts payable, advances and accrued liabilities	9	29 646 017	26 559 427
Lease liabilities	10	169 985	117 709
Current tax liabilities		1 179 449	1 568 626
Debentures	11	-	23 311
Conversion option		-	3 489
		30 995 451	28 272 562
Bonds		285 180	258 933
CEBA Loan		40 000	40 000
Lease liabilities	10	140 909	121 797
		31 461 540	28 693 292

SHAREHOLDERS' DEFICIENCY
Capital stock	12	47 904 690	39 131 010
Shares to be issued	4	-	511 221
Contributed surplus		10 108 546	11 582 653
Accumulated other comprehensive income		(284 900)	(140 782)
Deficit		(31 025 562)	(30 240 372)
Shareholders' equity attributable to owners of the parent		26 702 774	20 843 730
Non-controlling interest		12 385 116	11 770 520
Total shareholders' equity		39 087 890	32 614 250
		70 549 430	61 307 542

Going concern uncertainty (note 2)
Subsequent events (note 20)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

On behalf of the Board,

/S/ Johnson Joseph	/S/ Charles-André Tessier
Director	Director

5

PEAK FINTECH GROUP INC.
Condensed Interim Consolidated Statements of Cash Flows
For the three and six-month periods ended June 30, 2021 and 2020
(In Canadian dollars)
(Unaudited)

		Three-month periods ended		Six-month periods ended
		June 30		June 30
	Note	2021	2020	2021	2020
		$	$	$	$
OPERATING ACTIVITIES
Net profit (loss)		296 071	(538 903)	(93 631)	(1 344 597)
Non-cash items
Expected credit loss		(10 647)	254 080	9 246	615 605
Depreciation of property and equipment	7	20 965	21 785	43 302	43 154
Depreciation of right-of-use assets	7	44 749	126 245	113 906	232 998
Amortization of intangible assets	8	155 948	82 475	222 432	164 280
Amortization of initial cost debenture		6 725	348	13 376	696
Reversal of impairment loss	8	(193 717)	-	(193 717)	-
Accretion of debentures and bonds	11, 15.4	6 630	139 449	13 554	278 678
Accretion of lease interest	10, 15.4	7 534	-	13 970	-
Issuance of shares for settlement of debt		-	121 301	15 000	413 179
Expiration of deferred financing cost		-	-	-	353 377
Share-based compensation	13	396 515	78 290	741 205	147 492

Loans receivable maturing in more than 12 months		(1 016 725)	2 597 505	(969 150)	4 552 265
Net changes in working capital items
Income tax payable		(520 847)	161 534	(389 178)	254 716
Debtors		1 613 096	(2 600 892)	4 186 610	(3 682 221)
Loans receivable maturing in less than 12 months		(440 558)	(3 291 700)	(733 313)	(3 470 559)
Prepaid expenses		1 097 761	1 768 492	681 254	235 107
Deposits made for transactions on platforms		(7 452 368)	-	(7 452 368)	-
Accounts payable, advances and accrued liabilities		1 787 031	1 218 369	(529 718)	921 167
Deposits received for transactions on platforms		4 349 056	-	4 660 178	2 236 269
Cash flows from operating activities		147 219	138 378	352 959	1 951 606

INVESTING ACTIVITIES
Debtors	6	(3 797 536)	177 726	(8 094 971)	388 556
Property and equipment - additions	7	(2 717)	9 070	(4 313)	(17 923)
Property and equipment - disposals	7	-	-	5 989	-
Intangible asset - additions	8	(463 425)	(207 713)	(789 208)	(554 216)
Cash flows from investing activities		(4 263 678)	(20 917)	(8 882 503)	(183 583)

FINANCING ACTIVITIES
Proceeds repayments re advances from third parties		(326 230)	-	(727 027)	(347 215)
Proceeds from advances made from a Director		-	-	-	21 920
Proceeds from advances made from affiliates		(113 050)	-	(10 084)	-
Repayment of advances made from a Director		(9 595)	-	(270 911)	-
Debenture subscription received		-	-	-	(110 000)
Repayment of lease liabilities	10	(63 580)	(74 423)	(76 172)	(246 894)
Proceeds from the issuance of shares and warrants	12	-	73 000	-	618 000
Proceeds from the issuance of debentures	11	-	-	-	160 000
Proceeds from the issuance of Bonds		-	288 159	-	288 159
Proceeds from the issuance of CEBA Loan		-	40 000	-	40 000
Proceeds from the exercise of warrants	12	2 178 153	-	5 886 314	-
Proceeds from the exercise of options	13	92 500	-	117 500	-
Shares to issue		-	265 000	-	265 000
Non-controlling interest		-	(18 799)	-	434 150
Cash flows from financing activities		1 758 198	572 937	4 919 620	1 123 120

IMPACT OF FOREIGN EXCHANGE		326 903	(987 752)	(172 868)	189 388
Net (decrease) increase in cash		(2 031 358)	(297 354)	(3 782 792)	3 080 531

Cash, beginning of period		4 202 533	5 095 394	5 953 967	1 717 509
Cash, end of period		2 171 175	4 798 040	2 171 175	4 798 040

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

PEAK FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the six-month periods ended June 30, 2021 and 2020 (In Canadian dollars) (Unaudited)	6

1 - GOVERNING STATUTES, NATURE OF OPERATIONS AND GENERAL INFORMATION

Peak Fintech Group Inc. (hereinafter ''Peak'' or the "Company") was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on May 13, 2008, and continued under the Canada Business Corporations Act on April 4, 2011. Peak Fintech Group Inc.'s executive offices are located at 550 Sherbrooke Street West, Suite 265, Montréal, Québec, Canada. Its shares are traded on the Canadian Stock Exchange (CSE) under the symbol "PKK". Its shares are quoted in the U.S. on the OTC Market's Groups (OTCQX) under the symbol ''PKKFF''.

Peak is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating primarily in the commercial lending industry. Peak's subsidiaries bring together lending financial institutions and businesses to create the Cubeler Business Hub, an ecosystem where analytics and artificial intelligence are used to facilitate transactions among members of the ecosystem.

2 - GOING CONCERN UNCERTAINTY AND COVID-19

These condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation and will be able to realize its assets and discharge its liabilities in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period. The use of these principles may not be appropriate.

The level of revenue currently being generated is not presently sufficient to meet the Company's working capital requirements. The Company's ability to continue as a going concern is dependent upon its ability to raise additional financing. Even if the Company has been successful in the past in doing so, there is no assurance that it will manage to obtain additional financing in the future. Also, the Company incurred a net loss of $93,631 for the six-month period ended June 30, 2021 (year ended December 31, 2020 - $5,513,511), it has an accumulated deficit of $31,025,562 as at June 30, 2021 ($30,240,372 as at December 31, 2020) and it has not yet generated positive cash flows from operations on a regular basis. Until that happens, the company will continue to assess its working capital needs and undertake whatever initiatives it deems necessary to ensure that it continues to be in a position to meet its financial obligations. These material uncertainties cast significant doubt regarding the Company's ability to continue as a going concern.

The World Health Organization declared the COVID-19 outbreak as a global pandemic in March 2020. Since that time, businesses all over the world from a wide swath of industries have seen their operations negatively impacted by the health and safety measures, including limitations on the movement of goods and individuals, put into place by local governments to help control the spread of the outbreak. Although those measures have been relaxed in recent months, which has allowed many businesses, including the Company, to slowly resume their operations, there still remains a great deal of uncertainty as to the extent and duration of the future impact of COVID-19 on global commerce and the Company's business.

These condensed interim consolidated financial statements do not include any adjustments or disclosures that may be necessary should the Company not be able to continue as a going concern. If this were the case, these adjustments could be material.

3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Statement of compliance with IFRS

These condensed interim consolidated financial statements for the six-month period ended June 30, 2021, have been prepared in accordance with the International Accounting Standard 34, Interim Financial Reporting (''IAS 34''). Since they are condensed financial statements, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (''IFRS'') as issued by the International Accounting Standards Board (''IASB''), have been voluntarily omitted or summarized.

The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in note 5 of the Company's consolidated financial statements for the year ended December 31, 2020. There have not been any significant changes in judgments, estimates or assumptions since then. These condensed interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2020.

PEAK FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the six-month periods ended June 30, 2021 and 2020 (In Canadian dollars) (Unaudited)	7

3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.1 Statement of compliance with IFRS (Continued)

The same accounting policies and methods of computation were used in the preparation of these condensed interim consolidated financial statements as were followed in the preparation of the consolidated financial statements for the year ended December 31, 2020 except for new standards and interpretations effective January 1, 2021.

These condensed interim consolidated financial statements for the three and six-month periods ended June 30, 2021 (including comparative figures) were approved by the Board of Directors on August 26, 2021.

3.2 Basis of measurement

These consolidated financial statements are prepared on an accrual basis using the historical cost method.

3.3 Basis of Consolidation

These condensed interim consolidated financial statements include the accounts of Peak and all of its subsidiaries. The Company attributes total comprehensive income or loss of the subsidiary between the owners of the parent company and the non-controlling interests based on their respective ownership interests.

The following entities have been consolidated within these condensed interim consolidated financial statements:

Entities	Registered	% of ownership and voting right	Principal activity	Functional Currency
Peak Fintech Group Inc.	Canada		Holding and parent company	Canadian dollar

Asia Synergy Limited	Hong Kong	100%	Holding	U.S. $

Asia Synergy Holdings	China	100%	Holding	Renminbi

Asia Synergy Technologies Ltd.	China	100%	Technology based product procurement facilitator	Renminbi

Asia Synergy Supply Chain Technologies Ltd (1)	China	100%	Technology based product procurement facilitator	Renminbi

Zhejiang Xinjiupin Clean Tech - Oil & Gas Management Co. Ltd (1)	China	100%	Technology based product procurement facilitator	Renminbi

Asia Synergy Data Solutions Ltd.	China	100%	Fintech	Renminbi

Asia Synergy Credit Solutions Ltd	China	100%	Credit outsourcing services	Renminbi

Asia Synergy Supply Chain Ltd	China	51%	Supply Chain services	Renminbi

Xinxiang (insurance services) Technologies Ltd (1)	China	100%	Fintech	Renminbi

Wuxi Aorong Ltd.	China	100%	Holding	Renminbi

Asia Synergy Financial Capital Ltd	China	51%	Financial institution	Renminbi

PEAK FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the six-month periods ended June 30, 2021 and 2020 (In Canadian dollars) (Unaudited)	8

3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.3 Basis of Consolidation (continued)

(1): Creation of new subsidiaries

In November 2020, the Company created a new subsidiary called Asia Synergy Supply Chain Technology ("ASST") as a wholly owned subsidiary of the Company's Asia Synergy Technologies ("AST") subsidiary. ASST was created to allow the Company to provide services related to the distribution of food products and beverages. As a result, AST owns 100% interest in ASST.

In May 2021, the Company created a new subsidiary called Zhejiang Xinjiupin Clean Tech - Oil & Gas Management Co. Ltd. ("AJP") as a wholly owned subsidiary of the Company's Asia Synergy Technologies ("AST") subsidiary. AJP was created to allow the Company to provide services related to the selling and distribution of oil and gas products and clean technology products. As a result, AST owns 100% interest in AJP.

In June 2021, the Company created a new subsidiary called Xinxiang (insurance services) Technologies Ltd. ("ASSI") as a wholly owned subsidiary of the Company's Asia Synergy Data Solutions ("ASDS") subsidiary. ASSI was created to allow the Company to provide services related to the selling and distribution of property and liability insurance products in China. As a result, ASDS owns 100% interest in ASSI.

All the subsidiaries have December 31 financial year-end dates and are incorporated in either Canada, Hong Kong or China. All intercompany transactions and accounts were eliminated upon consolidation, including unrealized gains or losses on intercompany transactions. Where unrealized losses on intercompany asset sales are reversed upon consolidation, the underlying asset is also tested for impairment from the Company's perspective. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by the Company.

Profit or loss of subsidiaries acquired or disposed of during the year are recognized from the effective date of acquisition, or up to the effective date of disposal, as applicable.

3.4 Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company.

3.5 New Standards adopted as at January 1, 2021

Some accounting pronouncements which have become effective from January 1, 2021, and have therefore been adopted do not have a significant impact on the Company financial results or position.

4 - BUSINESS COMBINATION

On January 1, 2019, the Company, through its Asia Synergy Credit Solutions ("ASCS") subsidiary, transferred certain assets and personnel from Wuxi Wenyi Financial Services Co. ("Wenyi") to ASSC. Wenyi offers turn-key credit outsourcing services to banks and other lending institutions in China. The asset transfer was made to enhance the Company position in the commercial lending market in China. The assets acquired were intangible assets consisting of loan-servicing agreements. The assets acquired were determined to constitute a business combination and, accordingly, the acquisition was be accounted for using the acquisition method of accounting.

The purchase price payable for this acquisition was to be settled with the issuance of up a maximum of 2,000,000 common shares of the Company. The final value of consideration payable was contingent on achievement by ASCS of certain financial performance metrics during its first 18 months of operations. In the event that 2,000,000 shares were to be issued after the 18-month period and the listed common share price of the Company was less than $1.00 at that time, the Company was to issue additional shares to bring the aggregate consideration value to $2,000,000.

PEAK FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the six-month periods ended June 30, 2021 and 2020 (In Canadian dollars) (Unaudited)	9

4 - BUSINESS COMBINATION (CONTINUED)

As at June 30, 2020, the 18 month performance period concluded and based on actual results of  ASCS  the  final  contingent consideration payable was settled at $530,675. As per the asset transfer agreement, the total number of shares issuable to settle the consideration totaled 1,340,000 at an average issue price of $0.40 per share.

On November 11, 2020, the Company issued 317,663 common shares of the Company, at $0,40 per share, in part settlement ($127,065) of the consideration payable under the asset transfer agreement. On April 8, 2021, the Company issued the final tranche of shares under the agreement (1,022,337 at $0,40 per share totaling $403,610). As at June 30, 2021, the consideration remaining payable under the agreement totaled $Nil (December 31, 2020 - $403,610).

5 - LOANS RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

The Company's Asia Synergy Financial Capital ("ASFC") subsidiary provides various financial services to small and medium size enterprises and entrepreneurs in China, including loans.

ASFC's loans are either guaranteed by a third party and/or collateral assets. The loans secured with collateral are either secured by used vehicles or by the residential properties of the borrowers. Loans that are not guaranteed by collateral assets are insured by a third party.

Loans guaranteed by used vehicles.

The used vehicles are valued by ASFC's credit department before approving a loan. The loan value at inception represents typically between 50% to 80% of the collateral value with an average of 78% as at June 30, 2021 (78% as at December 31, 2020). The used vehicles' collateral value are evaluated at the beginning of the loans and periodically during the life of the loans, based on an industry recognized used car guide which has been validated by ASFC personnel, their knowledge, experience and the inspection process before approval of the loans.

Loans guaranteed by second rank mortgage on residential property

Before approving a loan, ASFC's credit department will assess the value of any other mortgages taken out on the residential property and put as collateral by the prospective borrower. The loan value at inception typically represents between 25% and 32% of the collateral value exceeding the first rank mortgage taken by the borrower. The value of the residential property is evaluated at the beginning of the loan and periodically during the life of the loan based on a residential broker site, which is validated by ASFC personnel, their knowledge, experience and inspection process before approval of the loan.

All the loans secured by collateral assets are registered on the appropriate government regulated system.

Credit Loans guaranteed by a third party

ASFC makes loans to small and medium enterprises in the technology sector through the Company's Business Hub. Before approving a loan, ASFC relies on the credit evaluation of the borrower. The credit evaluation includes: the borrower' company's credit profile, operating performance, financial statements, tax payments/receipt records, shareholders' structure and their individual credit ratings. Based on the result of this initial evaluation, ASFC will then proceed to sign a loan agreement with the SME borrowers. To mitigate the default risk in the case of any overdue situation incurred regarding the loans, a letter of guarantee must also be signed before a loan is finally granted to SME borrowers. Accordingly, a 3rd party must accept to provide a full guarantee to cover any overdue principal and interest on behalf of the borrowers. ASFC will also perform on-going monitoring of SMEs borrowers in the tech industry through the Business Hub app, visits, phone calls and follow- up on business models development.

PEAK FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the six-month periods ended June 30, 2021 and 2020 (In Canadian dollars) (Unaudited)	10

5 - LOANS RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES (CONTINUED)

For the majority of loans granted, principal and interest are payable by the borrower on a monthly basis.

Loans receivables are described as follows :

	2021-06-30	2020-12-31
	$	$
Principal balance loans receivables	21 590 169	20 009 105
Less expected credit loss (ECL)	(573 668)	(584 417)
Loan receivables net	21 016 501	19 424 688

Loans receivables maturing in less than 12 months	16 047 905	15 425 242
Loans receivables maturing in more than 12 months	4 968 596	3 999 446
Total loans	21 016 501	19 424 688

Impaired loans and allowances for credit loss

The Company performed a three-stage forward looking impairment approach to its loan portfolio to measure the expected credit loss as described in detail in note 4.11 of the annual consolidated financial statements for the year ended December 31, 2020.

Credit quality of loans

The following table presents the gross carrying amount of loans receivables at June 30, 2021 and December 31, 2020 , according to credit quality and ECL impairment stages.

ECL is calculated on loan value at the period end that are not insured by a third party with an assumption of a credit loss allocation provision applied as follows:

	Provision %	Credit loss allocation applied - Auto	allocation applied - Residential Property
Stage 1 : 1%	1,0%	1,0%	1,0%
Stage 2: 30%	30,0%	1,0%	1,0%
Stage 3 :100%	100,0%	13,0%	1,0%

		Gross Carrying	Allowance for	Net Carrying
June 30, 2021%		amount	credit loss	Amount
		$	$	$
Stage 1 Not overdue <= 30 Days	85,4%	18 430 566	(288 736)	18 141 830
Stage 2 Overdue 30-90 days	0,2%	35 010	-	35 010
Stage 3 Overdue> 90 days	14,5%	3 124 592	(284 932)	2 839 661
Total	100,0%	21 590 169	(573 668)	21 016 501

PEAK FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the six-month periods ended June 30, 2021 and 2020 (In Canadian dollars) (Unaudited)	11

5 - LOANS RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES (CONTINUED)

		Gross Carrying	Allowance for	Net Carrying
December 31, 2020%		amount	credit loss	Amount
		$	$	$
Stage 1 Not overdue <= 30 Days	78,2%	15 652 125	(224 798)	15 427 327
Stage 2 Overdue 30-90 days	5,6%	1 110 537	(3 332)	1 107 205
Stage 3 Overdue> 90 days	16,2%	3 246 443	(356 287)	2 890 156
Total	100,0%	20 009 105	(584 417)	19 424 688

The loss allowance for loans to customers as at June 30, 2021, broken down by product type, reconciles to the opening loss allowance for that provision as follows:

	Product Type - Autos
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$
Loss allowance as at December 31, 2020	148	1 880	351 293	353 321
Individual financial assets transferred to (from) stage 2 (lifetime expected credit losses)	181			181
Individual financial assets transferred to (from) stage 3				-
Credit-impaired financial assets			(193 854)	(193 854)
New financial assets originated	(73)			(73)
Write-offs			(42 607)	(42 607)
Recoveries	(69)	-	144 291	144 222
Change in Credit loss allocation + ECL % assumption	(153)	(1 880)	16 412	14 379
Foreign exchange				-

Loss allowance as at June 30, 2021	34	-	275 535	275 569

	Product Type - Residential property
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$
Loss allowance as at December 31, 2020	295	1 452	4 994	6 741
Individual financial assets transferred to (from) stage 2 (lifetime expected credit losses)	55	(1 649)		(1 594)
Individual financial assets transferred to (from) stage 3				-
Credit-impaired financial assets		(664)	2 213	1 549
New financial assets originated	(95)			(95)
Write-offs				-
Recoveries	164	-	2 255	2 419
Change in Credit loss allocation + ECL % assumption	18	861	(65)	814
Foreign exchange				-

Loss allowance as at June 30, 2021	437	-	9 397	9 834

PEAK FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the six-month periods ended June 30, 2021 and 2020 (In Canadian dollars) (Unaudited)	12

5 - LOANS RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES (CONTINUED)

Product Type - Credit
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$
Loss allowance as at December 31, 2020	224 355	-	-	224 355
Individual financial assets transferred to (from) stage 2 (lifetime expected credit losses)	-			-
Individual financial assets transferred to (from) stage 3				-
Credit-impaired financial assets				-
New financial assets originated	(131 720)			(131 720)
Write-offs				-
Recoveries	219 994			219 994
Change in Credit loss allocation + ECL % assumption	(24 364)			(24 364)
Foreign exchange				-

Loss allowance as at June 30, 2021	288 265	-		288 265

The loss allowance for loans to customers as at December 31, 2020, broken down by product type, reconciles to the opening loss allowance for that provision as follows:

Product type - Autos
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$

Loss allowance as at December 31, 2019	11 615	25 382	328 005	365 002
Individual financial assets transferred to (from) stage 2 (lifetime expected credit losses)*	(17)	509	-	492
Individual financial assets transferred to (from) stage 3	-	-	-	-
Credit-impaired financial assets	-	(3 806)	137 974	134 168
New financial assets originated	(1 477)	-	-	(1 477)
Write-offs	-	-	-	-
Recoveries	(152)	-	78 307	78 155
Change in Credit loss allocation + ECL % assumption	(9 821)	(20 205)	(192 993)	(223 019)

Loss allowance as at December 31, 2020	148	1 880	351 293	353 321

PEAK FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the six-month periods ended June 30, 2021 and 2020 (In Canadian dollars) (Unaudited)	13

5 - LOANS RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES (CONTINUED)

	Product Type - Residential property
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$
Loss allowance as at December 31, 2019	-	-	-	-
Individual financial assets transferred to (from) stage 2 (lifetime expected credit losses)*	(98)	2 933	-	2 835
Individual financial assets transferred to (from) stage 3	-	-	-	-
Credit-impaired financial assets	-	(1 489)	4 962	3 473
New financial assets originated	331	-	-	331
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Change in Credit loss allocation + ECL % assumption	62	8	32	102

Loss allowance as at December 31, 2020	295	1 452	4 994	6 741

Product Type - Credit
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$
Loss allowance as at December 31, 2019	-	-	34 945	34 945
Individual financial assets transferred to (from) stage 2 (lifetime expected credit losses)*	-	-	-	-
Individual financial assets transferred to (from) stage 3	-	-	-	-
Credit-impaired financial assets	-	-	-	-
New financial assets originated	209 791	-	-	209 791
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Change in Credit loss allocation + ECL % assumption	14 564	-	(34 945)	(20 381)

Loss allowance as at December 31, 2020	224 355	-	-	224 355

6 - DEBTORS

	2021-06-30	2020-12-31
	$	$
Sales tax receivable	117 182	21 011
Advances to a company (1)	-	17 139
Deposits made for transactions on platforms	7 452 368	-
Accounts receivable	32 004 483	28 834 941
Safety deposits with guarantor (2)	679 713	692 766
Service deposits (3)	959 500	974 500
Subscriptions receivable	-	35 000
	41 213 246	30 575 357

(1) As per an agreement with a prospective customer of the Gold River platform, the Company agreed to advance an amount to secure certain transactions on the platform during the first quarter of 2021. The transactions were successfully performed and the advance was reimbursed to the Company in the second quarter of 2021.

(2) As per an agreement with certain loan insurance providers, ASCS, a subsidiary of the Company must maintain a deposit with a loan insurance providers representing 10% of the value of loans serviced by ASCS on behalf of certain commercial banks guaranteed by loan insurance providers. ASCS's third party financial partners and the Company's ASFC subsidiary have a three- way agreement in place with ASCS under which third party financial partners and ASFC are jointly responsible for providing and maintaining the 10% safety deposit with loan insurance providers on behalf of ASCS in exchange for a service fee representing a percentage of the amount of the safety deposit provided. The agreement indicates that in case of default by the borrowers, ASCS retains all rights to realize the collateral.

PEAK FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the six-month periods ended June 30, 2021 and 2020 (In Canadian dollars) (Unaudited)	14

6 - DEBTORS (CONTINUED)

(3) As per an agreement signed with a third party to finance the purchase or leasing of vehicles in the city of Xi'An, ASDS, a subsidiary of the Company, provides deposits which are used to help to secure capital contributed by financial institutions such as banks and lenders in mainland China on the Company's Business Hub. The deposits are to be returned to ASDS in the event the agreement is terminated. In exchange for the deposits, ASDS receives a 2% referral fee for each vehicle leasing and financing transaction conducted under the agreement. ASDS retains the right to retrieve at any time the $959,500.(December 31, 2020 - $974,500) deposit committed as per agreement.

Debtors amounts are presented on the consolidated statements of financial position net of the allowance for doubtful accounts. In measuring the expected credit losses, the accounts receivables have been assessed on a collective basis as they possess shared credit risk characteristics. They have been grouped based on the days past due. The expected loss rates are based on the payment profile for sales based on historical credit losses. Accounts receivables are written off by taking in consideration third party guarantee on payment of debtors and if there is no reasonable expectation of recovery.

When measuring the expected credit losses of other debtors, Advances to a company, Safety deposits with guarantor, Service deposits and Subscriptions receivable , are assessed individually due to the low number of accounts. The expected loss rates are based on the payment profile of debtor, assessed by the company's lending hub system.

Debtors are written off (i.e. de-recognized) when there is no reasonable expectation of recovery. Failure to make payments within 180 days from the invoice date and failure to engage with the Issuer on alternative payment arrangements, amongst other things, are considered indicators of no reasonable expectation of recovery. As at June 30, 2021 an amount of $218,262 ($273,932 at December 31, 2020) was registered for expected credit loss for debtors.

7 - PROPERTY AND EQUIPMENT

	Right-of-use	Office
	assets	equipment	Vehicles	Total
		$	$	$
Gross carrying amount
Balance as at January 1,2021	1 136 485	122 336	205 358	1 464 179
Acquisitions	147 059	4 314	-	151 373
Disposals	-	-	(13 433)	(13 433)
Balance as at June 30, 2021	1 283 544	126 650	191 925	1 602 119

Accumulated amortization
Balance as at January 1, 2021	800 066	70 352	64 389	934 807
Amortization	113 906	19 704	23 598	157 208
Disposals	-	-	(7 444)	(7 444)
Exchange differences	32 140	800	1 990	34 930
Balance as at June 30, 2021	946 112	90 856	82 533	1 119 502
Net carrying amount as at June 30, 2021	337 432	35 794	109 392	482 618

Gross carrying amount
Balance as at January 1, 2020	897 453	106 196	205 358	1 209 007
Acquisition	239 032	16 140	-	255 172
Balance as at December 31, 2020	1 136 485	122 336	205 358	1 464 179

Accumulated amortization
Balance as at January 1, 2020	415 644	36 546	22 374	474 564
Amortization	406 762	36 820	50 112	493 694
Exchange differences	(22 340)	(3 014)	(8 097)	(33 451)
Balance as at December 31, 2020	800 066	70 352	64 389	934 807
Net carrying amount as at December 31, 2020	336 419	51 985	140 969	529 372

PEAK FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the six-month periods ended June 30, 2021 and 2020 (In Canadian dollars) (Unaudited)	15

8 - INTANGIBLE ASSETS

Loan servicing
	servicing		Cubeler
	agreement	Gold River	Interface	Total
	$	$	$	$
Gross carrying amount
Balance as at January 1, 2021	1 430 000	2 461 348	2 413 059	6 304 407
Acquisition	-	-	789 208	789 208
Reversal of impairment loss	-	193 717	-	193 717
Balance as at June 30, 2021	1 430 000	2 655 065	3 202 267	7 287 332

Accumulated amortization
Balance as at January 1, 2021	286 000	2 461 348	393 182	3 140 530
Amortization	71 500	-	150 932	222 432
Exchange differences	-	-	26 751	26 751
Balance as at June 30, 2021	357 500	2 461 348	570 865	3 389 714
Net carrying amount as at June 30, 2021	1 072 500	193 717	2 631 401	3 897 618

Gross carrying amount
Balance as at January 1, 2020	1 430 000	2 461 348	1 354 774	5 246 122
Acquisition	-	-	1 058 285	1 058 285
Balance as at December 31, 2020	1 430 000	2 461 348	2 413 059	6 304 407

Accumulated amortization
Balance as at January 1, 2020	143 000	2 461 348	242 364	2 846 712
Amortization	143 000	-	236 850	379 850
Exchange differences	-	-	(86 032)	(86 032)
Balance as at December 31, 2020	286 000	2 461 348	393 182	3 140 530
Net carrying amount as at December 31, 2020	1 144 000	-	2 019 877	3 163 877

9 - ACCOUNTS PAYABLE, ADVANCES AND ACCRUED LIABILITIES

	2021-06-30	2020-12-31
	$	$
Trade accounts payable and accruals	22 151 599	22 717 164
Advance from third party, annual interest 10%	663 974	1 391 001
Advance from a director, no interest (note 16)	-	270 911
Deposits received for transactions on platforms	6 800 395	2 140 217
Advance from an affiliated company (notes 6 and 16)	30 050	40 134
	29 646 017	26 559 427

10 - LEASE LIABILITIES

	2021-06-30	2020-12-31
	$	$
Balance - beginning of year	239 506	452 528
Additions	146 918	239 032
Accretion interest	13 912	30 426
Lease payments	(76 172)	(517 171)
Effect of exchange rate change on obligation	(13 271)	34 691
Balance - end of period	310 893	239 506
Current Portion	169 985	117 709
	140 908	121 797

PEAK FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the six-month periods ended June 30, 2021 and 2020 (In Canadian dollars) (Unaudited)	16

10 - LEASE LIABILITIES (CONTINUED)

Following is a summary of the Company's obligations regarding lease payments:

Payment due by period
	1 year	2-5 years	Beyond 5 years	Total
	$	$	$	$

As at June 30, 2021 Lease payments	171 936	142 526	-	314 462

As at December 31, 2020 Lease payments	116 864	120 922	-	237 786

11 - DEBENTURES

The movement in debentures during the years ended December 31, 2020 and December 31, 2019, was as follows:

	2021-06-30	2020-12-31
	$	$
Debenture issued of December 19, 2018	-	-
Debenture issued of April 24, 2019	-	23 311
Debenture issued of January 15, 2020	-	-
Balance - end of period / year	-	23 311
Current portion	-	23 311
	-	-

11 a) Debenture issuance of December 19, 2018

During the six-month period ended June 30, 2021, Nil (six-month period ended June 30, 2020 - 1,000,000) warrants were exercised at a price of $0.50 per share following surrendering of debentures for a total face value of $ Nil (six-month period ended June 30, 2020 - $500,000) (note 12.3 (c)).

11 b) Debenture issuance of April 24, 2019

The movement during the six-month period ended June 30, 2021 and the year ended December 31, 2020, relating this debenture can be summarized as follows:

	2021-06-30	2020-12-31
	$	$
Balance at the beginning	23 311	137 638
Accretion of debentures	683	23 452
Conversion of debentures	(23 994)	(137 779)
Balance at the end	-	23 311

During the six-month period ended June 30, 2021, $25,000 (six-month period ended June 30, 2020, $Nil) face value of debentures were converted to 50,000 (six-month period ended June 30, 2020 - Nil) common shares of the Company at a price of $0.50 per share (notes 12.2 (a)).

12 - SHAREHOLDERS' EQUITY

12.1 Authorized share capital

The share capital of the Company consists of an unlimited number of common shares without par value.

Share Consolidation

Effective July 28, 2020, the Company consolidated its issued and outstanding common shares on the basis of one post-consolidation share for 10 pre-consolidation shares. Unless otherwise stated, all share amounts have been restated retrospectively to reflect this share consolidation.

PEAK FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the six-month periods ended June 30, 2021 and 2020 (In Canadian dollars) (Unaudited)	17

12 - SHAREHOLDERS' EQUITY (CONTINUED)

12.2 Description of the shareholders' equity operations during the six-month period ended June 30, 2021

a) During the six-month period ended June 30, 2021, $25,000 of secured debentures with a conversion price of $0.50 per share were converted into common shares of the Company. At the date of conversion these debentures had an amortized cost totalling $23,994. The Company therefore issued 50,000 common shares to the debenture holders and recorded $23,994 in share capital. In addition, amounts of $3,489 related to these debenture conversions, were transferred to capital stock from conversion options in the consolidated statement of financial position.

b) During the six-month period ended June 30, 2021, the Company issued 33,351 common shares at an average price of $1.52 per share to settle $50,850 of debts related to services received by the Company, of which $15,000 was recorded in public relations fees in the condenssed interim consolidated statements of comprehensive loss, $35,850 was recorded against accounts payable and accruals in the condensed interim consolidated statements of financial position.

c) During the six-month period ended June 30, 2021, the Company issued 14,315,464 common shares at an average exercise price of $0.41 per share for total proceeds of $5,993,925 upon the exercise of share purchase warrants, and $2,135,722 related to exercised warrants were transferred from contributed surplus to share capital in the condensed interim statements of consolidated equity (note 12.4).

d) During the six-month period ended June 30, 2021, the Company issued 165,000 common shares at an average exercise price of $0.50 per share for total proceeds of $82,500 upon the exercise of stock options, and $79,590 related to exercised stock options were transferred from contributed surplus to share capital in the condensed interim statements of consolidated equity (note 13).

e) On April 8, 2021 the Company issued the final tranche of 1,022,337 common shares at $0.40 per share with a total consideration of $403,610 in relation to a business combination (refer note 4). Consequently $403,610 was credited to share capital with the offset being debited to equity to issue in the condensed interim statement of consolidated equity.

12.3 Description of the shareholders' equity operations during the six-month period ended June 30, 2020

a) On February 3, 2020, the Company closed a private placement consisting of the sale of 1,440,000 units (a ''Unit'') at a price of $0.40 per Unit for proceeds of $576,000. Each unit consists of one (1) common share and half (1/2) common share purchase warrant. Each warrant entitles the holder to purchase one (1) share of the Company at the price of $1.00 each for a period of twenty-four (24) months from the date of issuance.

The fair value of the 720,000 warrants was $157,547. The value attributed to contributed surplus was $112,653. The fair value was calculated using the Black & Scholes option pricing model and the following weighted average assumptions:

Share price at the date of grant	$0.45
Expected life	2 years
Risk-free interest rate	1,42%
Expected volatility (1)	128%
Dividend	0%
Exercise price at the date of grant	$1.00

b) On April 4, 2020, the Company closed a private placement consisting in the sale of 300,000 shares at a price of $0.25 per shares for gross proceeds of $75,000.

c) During the six-month period ended June 30, 2020, $500,000 of secured debentures were surrendered to exercise share purchase warrants at a price of $0.50 per share pursuant to the private placement closed in December 2017. At the date of conversion these debentures had a amortised cost totalling $436,402. The Company therefore issued 1,000,000 common shares at a price of $0.43 per share to the debenture holders and recorded $436,402 in share capital. In addition, a corresponding residual value of $99,153 attributed to these warrants was transferred to capital stock from contributed surplus.

PEAK FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the six-month periods ended June 30, 2021 and 2020 (In Canadian dollars) (Unaudited)	18

12.4 Warrants

The outstanding options as at June 30, 2021 and December 30, 2020 and the respective changes during the six-month periods then ended, are summarized as follows:

		2021-06-30		2020-12-31
		Weighted		Weighted
	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price
		$		$
Outstanding, beginning of period	29 325 500	0,483	19 069 500	0,610
Granted	-	-	26 930 000	0,328
Expired	-	-	(1 430 000)	0,500
Extended	-	-	1 140 000	0,500
Exercised (1)	(14 195 464)	0,422	(16 384 000)	0,390
Outstanding and exercisable, end of period	15 130 036	0,540	29 325 500	0,483

As of June 30, 2021 and December 31, 2020, the number of outstanding warrants which could be exercised for an equivalent number of common shares is as follows:

(1) As at December 31, 2020, 120,000 warrants had been exercised but the shares had not been issued. At December 31, 2020 the value of those shares to be issued, amounting to $107,611, were classified as equity to be issued. These shares were issued in February 2021.

	2021-06-30		2020-12-31
	Number	Exercise price	Number	Exercise price
Expiration date		$		$
February 2021	-	0,500	1 000 000	0,50
April 2021	-	0,500	7 500	0,50
April 2021	-	0,500	370 000	0,50
July 2021	20 000	0,800	100 000	0,80
September 2021	10 000	0,400	610 000	0,40
October 2021	-	0,400	100 000	0,40
October 2021	250 000	0,750	250 000	0,75
December 2021	5 190 000	0,800	6 600 000	0,80
January 2022	-	0,800	300 000	0,80
February 2022	720 000	1,000	720 000	1,00
June 2022	-	0,500	386 667	0,50
June 2022	-	0,570	580 000	0,57
June 2022	-	0,610	333 333	0,61
June 2022	-	1,200	1 400 000	1,20
July 2022	1 565 000	0,250	2 390 000	0,25
August 2022	4 032 380	0,250	10 334 000	0,25
October 2022	2 300 000	0,400	2 300 000	0,40
October 2022	500 000	0,750	500 000	0,75
November 2022	500 000	0,750	1 000 000	0,75
May 2023	8 000	0,500	36 000	0,50
May 2023	34 656	1,000	8 000	1,00
	15 130 036		29 325 500

PEAK FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the six-month periods ended June 30, 2021 and 2020 (In Canadian dollars) (Unaudited)	19

13 - SHARE-BASED PAYMENTS

The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may, from time to time, at its discretion and in accordance with the stock exchange regulations, grant to directors, officers, employees and others providing similar services to the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares exercisable for a period of up to 5 years from the date of grant. The options reserved for issuance to any individual director, officer or employee will not exceed 5% of the issued and outstanding common shares and the number of common shares reserved for issuance to others providing services will not exceed 2% of the issued and outstanding common shares. Options may be exercised as of the grant date for a period determined by the Board, but shall not be greater than 5 years from the date of the grant and 90 days following cessation of the optionee's position with the Company. Provided that the cessation of office, directorships or employment or other similar service arrangement was by reason of death (in the case of an individual), the option may be exercised within a maximum period of one year after such death, subject to the expiry date of such option.

The outstanding options as at June 30, 2021 and December 31, 2020 and the respective changes during the six-month periods then ended, are summarized as follows:

		2021-06-30		2020-12-31
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Outstanding, beginning of period	8 703 500	0,668	5 102 500	0,680
Granted	180 000	2,739	4 561 000	0,623
Expired	-	-	(380 000)	0,500
Forfeited	-	-	(57 500)	0,500
Exercised	(165 000)	0,500	(522 500)	0,500
Outstanding end of period	8 718 500	0,714	8 703 500	0,668

Exercisable end of period	5 200 750	0,729	3 782 000	0,740

The table below summarizes the information related to outstanding share options as at June 30, 2021.

Maturity date	Range of exercise price	Number of options	Weighted average remaining contractual life (years)
	$
July 8, 2021	0,850	1 050 000	0 month
June 1, 2022	1,050	780 000	11 months
November 27, 2022	0,550	37 500	1 years and 4 months
December 15, 2022	0,800	342 500	1 years and 5 months
April 16, 2023	0,500	10 000	1 years and 9 months
June 5, 2023	0,500	577 500	1 years and 11 months
November 28, 2023	0,500	75 000	2 years and 4 months
May 1, 2024	0,500	100 000	2 years and 10 months
May 27, 2024	0,500	895 000	2 years and 10 months
September 5, 2024	0,500	20 000	3 years and 2 months
November 1, 2024	0,550	100 000	3 years and 4 months
November 12, 2024	0,500	10 000	3 years and 4 months
June 11, 2025	0,500	1 491 000	3 years and 11 months
August 7, 2025	0,225	500 000	4 years and 1 month
October 28, 2025	0,750	2 450 000	4 years and 3 months
November 6, 2025	1,350	100 000	4 years and 4 months
January 28, 2026	2,850	50 000	4 years and 6 months
March 22, 2026	2,750	110 000	4 years and 8 months
May 13, 2026	2,400	20 000	4 years and 10 months
		8 718 500

PEAK FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the six-month periods ended June 30, 2021 and 2020 (In Canadian dollars) (Unaudited)	20

13 - SHARE-BASED PAYMENTS (CONTINUED)

The table below summarizes the information related to outstanding share options as at December 31, 2020.

Maturity date	Range of exercise price	Number of options	Weighted average remaining contractual life (years)
	$
May 25, 2021	0,500	15 000	5 months
July 8, 2021	0,850	1 050 000	7 months
June 1, 2022	1,050	780 000	1 years and 6 months
November 27, 2022	0,550	37 500	1 year and 11 months
December 15, 2022	0,800	342 500	2 years
April 16, 2023	0,500	10 000	2 years and 4 months
June 5, 2020	0,500	727 500	2 years and 6 months
November 28, 2023	0,500	75 000	2 years and 11 months
May 27, 2024	0,500	995 000	3 years and 5 months
September 5, 2024	0,500	20 000	3 years and 9 months
November 1, 2024	0,550	100 000	3 years and 11 months
November 12, 2024	0,500	10 000	3 years and 11 months
June 11, 2025	0,500	1 491 000	4 years and 6 months
August 7, 2025	0,225	500 000	4 years and 8 months
October 28, 2025	0,750	2 450 000	4 years and 10 months
6 novembre 2025	1,350	100 000	4 years and 11 months
		8 703 500

During the three and six-month periods ended June 30, 2021 the Company recorded an expense of $396,515 and $741,205 respectively related to share-based payments (periods ended June 30, 2020 - $78,290 and $147,492). The offset was credited to contributed surplus.

13.1 Share-based payments granted to directors and employees during the six-month period ended June 30, 2021

a) During the three-month period ended March 31, 2021 the Company granted options to acquire 50,000 common shares of the Company at an average exercise price of $2.85 to a director.

The options vest over a two-year period and are exercisable over a period of five years .

The fair value of the options granted, amounting to $103,780, was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$2.66
Expected life	5 years
Risk-free interest rate	0,46%
Volatility (1)	111%
Dividend	0%
Exercise price at the date of grant	$2.85

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

PEAK FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the six-month periods ended June 30, 2021 and 2020 (In Canadian dollars) (Unaudited)	21

13 - SHARE-BASED PAYMENTS (CONTINUED)

b) On May 13, 2021, the Company granted 20,000 options to new employees at an exercise price of $2.40 per share. The options are vesting over a twenty-four-month period following the date of granting and will be exercisable over a period of five years expiring in May 2026.

The options vest over a period of eight, sixteen and twenty-four months and are exercisable over a period of five years .

The fair value of the options granted, amounting to $33,764, was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$2.20
Expected life	5 years
Risk-free interest rate	0,95%
Volatility (1)	108%
Dividend	0%
Exercise price at the date of grant	$2.40

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

13.2 Options granted to consultants during the six-month period ended June 30, 2021

a)

During the six-month period ended June 30, 2021 the Company granted options to acquire 110,000 common shares of the Company at an average exercise price of $2.75 to one of its service providers as part of an investors relations agreement.

The options vest over a period of nine months and are exercisable over a period of five years .

The fair value of the options granted, amounting to $235,434, was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$2.74
Expected life	5 years
Risk-free interest rate	0,92%
Volatility (1)	109%
Dividend	0%
Exercise price at the date of grant	$2.75

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

PEAK FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the six-month periods ended June 30, 2021 and 2020 (In Canadian dollars) (Unaudited)	22

14 - CAPITAL MANAGEMENT POLICIES AND PROCEDURES

The Company's capital management objectives are as follows:

- To ensure the Company's ability to continue its development;

- To provide an adequate return to shareholders.

The Company monitors capital on the basis of the carrying amount of equity which represents $39,087,890 ($32,614,250 as at December 31, 2020).

The Company manages its capital structure and makes adjustments to it to ensure it has sufficient liquidity and raises capital through stock markets to continue its development.

The Company is not subject to any externally imposed capital requirements.

15 - FINANCIAL INSTRUMENTS

15.1 Classification of financial instruments

As at June 30,2021 and December 31, 2020, the carrying amount of financial assets and financial liabilities were as follows:

2021-06-30
	Assets and	Assets and
	liabilities	liabilities
	carried at	carried at	Total
	fair value	amortized cost	carrying value
	$	$	$
Financial assets
Financial assets measured at amortized cost
Cash		2 091 004	2 091 004
Restricted Cash		80 171	80 171
Debtors		41 096 064	41 096 064
Loans receivable		21 016 501	21 016 501
Deposits for investments		882 740	882 740
	-	65 166 480	65 166 480

Financial liabilities
Financial liabilities measured at amortized cost
Accounts payable and accrued liabilities		29 646 017	29 646 017
Bonds		285 180	285 180
CEBA Loan		40 000	40 000
	-	29 971 197	29 971 197

PEAK FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the six-month periods ended June 30, 2021 and 2020 (In Canadian dollars) (Unaudited)	23

15 - FINANCIAL INSTRUMENTS (CONTINUED)

2020-12-31
	Assets and	Assets and
	liabilities	liabilities
	carried at	carried at	Total
	fair value	amortized cost	carrying value
	$	$	$
Financial assets
Financial assets measured at amortized cost
Cash		5 873 876	5 873 876
Restricted Cash		80 091	80 091
Debtors		29 248 478	29 248 478
Loans receivable		19 424 689	19 424 689
Deposits for investments		194 900	194 900
	-	54 822 034	54 822 034

Financial liabilities
Financial liabilities measured at amortized cost
Accounts payable and accrued liabilities		25 128 066	25 128 066
Debentures		23 311	23 311
Bonds		258 933	258 933
CEBA Loan		40 000	40 000
Financial liabilities carried at fair value
Conversion option	(3 489)		(3 489)
	(3 489)	25 450 310	25 446 821

15.2 Financial risk management objectives and policies

The Company is exposed to various risks in relation to financial instruments. The main risks the Company is exposed to are credit risk (see note 5), market risk and liquidity risk.

The Company does not actively engage in the trading of financial instruments for speculative purposes.

No changes were made in the objectives, policies and processes related to financial instrument risk management during the reporting periods.

The most significant financial risks to which the Company is exposed are described below.

PEAK FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the six-month periods ended June 30, 2021 and 2020 (In Canadian dollars) (Unaudited)	24

15 - FINANCIAL INSTRUMENTS (CONTINUED)

15.3 Financial risks

15.3.1 Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

Liquidity risk management serves to maintain a sufficient amount of cash and to ensure that the Company has financing sources for a sufficient amount. The Company's objective is to maintain a cash position sufficient to cover the next twelve-month obligations (notes 2 ).

The Company's non-derivative financial liabilities have contractual maturities (including interest payments where applicable) as summarized below:

2021-06-30
				Current		Long-term
		Within				More
		6 months		6 to 12 months		than 12 months
		$		$		$
Accounts payable and accrued liabilities		29 646 017		-
Bonds		-		-		400 000
CEBA loan		40 000		-		-
		29 686 017		-		400 000

2020-12-31
				Current		Long-term
		Within				More
		6 months		6 to 12 months		than 12 months
	$		$		$
Accounts payable and accrued liabilities		26 749 055		-		-
Debentures		25 000		-		-
Bonds		-		-		400 000
CEBA loan		40 000		-		-
		26 814 055		-		400 000

The breakdown in Finance costs during the six-month period ended June 30, 2021 and 2020 is as follows:

15.4 Finance costs

	2021-06-30	2020-06-30	2021-06-30	2020-06-30
	(3 months)	(3 months)	(6 months)	(6 months)
Interest on debentures	-	74 033	333	141 375
Interest on lease liabilities (note 10)	7 535	7 718	13 970	16 906
Interest on security deposit and advances	25 926	44 099	54 158	91 453
Interest on bonds	10 000	3 507	20 000	3 507
Interest income	(1 449)	(9 276)	(10 606)	(14 246)
Accretion on debentures and bonds	6 630	139 449	13 554	278 678
Total interest expense	48 641	259 530	91 410	517 673
Miscellaneous	2 294	871	4 358	2 679
	50 935	260 401	95 768	520 352

PEAK FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the six-month periods ended June 30, 2021 and 2020 (In Canadian dollars) (Unaudited)	25

15 - FINANCIAL INSTRUMENTS (CONTINUED)

15.5 Fair value

The following methods and assumptions were used to determine the estimated fair value for each class of financial instruments:

- The fair value of cash, loans receivables and debtors (except sales tax receivables) , accounts payable and accrued liabilities approximate their carrying amount, given the short-term maturity;

- The fair value of the debentures is estimated using a discounted cash flow approach and approximate their carrying amount.

- The fair value of contingent compensation payable related to the acquisition of certain assets and personnel from Wuxi Wenyi Financial Services Co. (note 4) is estimated by probability-weighted cash outflows and reflect management's estimate of a 80% probability that the contract's target level will be achieved and the expected Company's share price.

The Company categorized its financial instruments based on the following three levels of inputs used for fair value measurements:

Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities;

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the assets and liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Debentures are level 2 under the fair value hierarchy.

Contingent compensation payable and the option conversion are level 3 under the fair value hierarchy.

16 - RELATED PARTY TRANSACTIONS

The Company's related party transactions do not include, unless otherwise stated, special terms and conditions. No guarantees were given or received. Outstanding balances are usually settled in cash.

Transactions with key management personnel, officers and directors

The Company's key management personnel are, the CEO, the CFO, the Chinese operations CEO, and the members of the Board. Their remuneration includes the following expenses:

	2021-06-30 (3 months)	2020-06-30 (3 months)	2021-06-30 (6 months)	2020-06-30 (6 months)
	$	$	$	$
Salaries, bonus and fringe benefits	167 034	97 017	308 453	218 203
Share-based payments	331 262	60 933	643 420	109 555
Royalty- Cubeler	43 902	26 028	74 678	56 901
Management fees paid to a company held by a director	-	-	-	5 775
Interest on debentures	-	200	-	200
Total	542 198	184 178	1 026 551	390 634

PEAK FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the six-month periods ended June 30, 2021 and 2020 (In Canadian dollars) (Unaudited)	26

16 - RELATED PARTY TRANSACTIONS (CONTINUED)

These transactions occurred in the normal course of operations and have been measured at fair value.

As at June 30, 2021, and December 31, 2020 the condensed interim consolidated statement of financial position includes the following amounts with related parties:

	2021-06-30	2020-12-31
	$	$
Advance from a director to a subsidiary, no interest	-	270 911
Subscriptions to be received	-	25 000
Payable to an affiliated company	(137 852)	(40 134)
	(137 852)	255 777

The Company's related party transactions do not include, unless otherwise stated, special terms and conditions. No guarantees were given or received. Outstanding balances are usually settled in cash.

17 - SEGMENT REPORTING

The Company has determined that there were two operating segments, which are defined below. For presentation purposes, other activities are grouped in the 'Other' heading. Each operating segment is distinguished by the type of products and services it offers and is managed separately as each requires different business processes, marketing approaches and resources. All inter-segment transfers are carried out at arm's length prices based on prices charged to unrelated customers in stand-alone sales of identical goods and services.

The operating segments are detailed as follows:

Fintech Platform

The Fintech Platform segment comprises the procurement and distribution of products within supply chain or facilitating transactions in the commercial lending industry through technology platforms.

17 - SEGMENT REPORTING (CONTINUED)

Financial Services

The Financial Services segment encompasses providing commercial loans to entrepreneurs and SMEs and the activity of providing turn-key credit outsourcing services to banks and other lending institutions.

Both operating segments are geographically located in China.

PEAK FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the six-month periods ended June 30, 2021 and 2020 (In Canadian dollars) (Unaudited)	27

17 - SEGMENT REPORTING (CONTINUED)

Other

The "other" category includes the activity and unallocated portion of the Canadian parent company's services and all non-operating holdings registered in Hong Kong and China.

The segment information for the six-month periods ended June 30, 2021, and 2020 are as follows:

Six months ended 2021-06-30
	Fintech	Financial	Other	Elimination	Total
	Platform	Services
		$	$	$	$
Revenues (1)
Financial service revenue	-	1 202 401	-	-	1 202 401
Fees/sales from external customers	1 792 397	602 843	-	-	2 395 240
Supply chain services	41 177 420	-	113 894	-	41 291 314
Inter-segment	558 830	53 503	182 841	(795 174)	-
Total revenues	43 528 648	1 858 747	296 734	(795 174)	44 888 955
Expenses
Depreciation and amortization	257 120	111 679	10 840	-	379 640
Interest expense	56 600	3 215	35 953	-	95 768
All other expenses	41 128 057	785 485	2 425 027	(795 174)	43 543 395
Total expenses	41 441 777	900 380	2 471 820	(795 174)	44 018 803
Profit (loss) before tax	2 086 871	958 367	(2 175 086)	-	870 152
Income tax	582 564	357 495	23 724		963 783
Net profit (loss)	1 504 306	600 872	(2 198 810)	-	(93 631)
Non-controlling interest	413 076	278 484	-	-	691 559
Net profit (loss) attributable to owners of the parent	1 091 231	322 389	(2 198 810)	-	(785 190)

Segmented assets	45 457 236	23 633 063	29 352 033	(27 892 901)	70 549 430

PEAK FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the six-month periods ended June 30, 2021 and 2020 (In Canadian dollars) (Unaudited)	28

17 - SEGMENT REPORTING (CONTINUED)

Other (continued)

Six months ended 2020-06-30
	Fintech Platform	Financial Services	Other	Elimination	Total
		$	$	$	$
Revenues (1)
Financial service revenue	-	1 788 414	-	-	1 788 414
Fees/sales from external customers	1 375 703	477 442	-	-	1 853 145
Supply chain services	7 571 339	-	-	-	7 571 339
Inter-segment	386 504	-	140 997	(527 501)	-
Total revenues	9 333 546	2 265 856	140 997	(527 501)	11 212 898
Expenses
Depreciation and amortization	110 349	278 780	51 303	-	440 432
Interest expenses	74 661	21 305	420 878	-	516 844
Impairment of intangible asset	-	-	-	-	-
Loss on extinction of debt	-	-	-	-	-
Gain on bargain purchase	-	-	-	-	-
Loss on fair value variation	-	-	-	-	-
All other expenses	7 989 497	2 030 130	1 730 194	(527 501)	11 222 320
Total expenses	8 174 507	2 330 215	2 202 375	(527 501)	12 179 596
Profit (loss) before tax	1 159 039	(64 359)	(2 061 378)	-	(966 698)
Income tax (recovery)	284 126	93 774	-	-	377 900
Net profit (loss)	874 913	(158 133)	(2 061 378)	-	(1 344 598)
Non-controlling interest	322 229	(57 165)	-	-	265 064
Net profit (loss) attributable to owners of the parent	552 684	(100 968)	(2 061 378)	-	(1 609 662)

Segmented assets	11 376 375	23 169 506	17 962 352	(18 896 677)	33 611 556

(1): Revenues from external customers have been identified on the basis of the customer's geographical location, which is China.

The Company's non-current assets (other than financial instruments) are located in the following geographic regions:

	2021-06-30	2020-12-31
	Non-current	Non-current
	Assets	Assets
	$	$
China	8 082 615	6 548 695
Canada	1 072 500	1 144 000
Total	9 155 115	7 692 695

PEAK FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the six-month periods ended June 30, 2021 and 2020 (In Canadian dollars) (Unaudited)	29

18 - NON-CONTROLLING INTERESTS

The Company controls two subsidiaries that have significant non-controlling interests (NCIs).

	2021-06-30	2020-12-31
	% ownership	% ownership
	and voting rights	and voting rights
Entities	held the by NCIs	held the by NCIs

Asia Synergy Supply Chain Ltd ("ASSC")	49%	49%
Asia Synergy Financial Capital Ltd ("ASFC")	49%	49%

Total comprehensive income
	allocated to NCI		Accumulated NCI
Six-month
	period ending	Year ending	As at	As at
	2021-06-30	2020-12-31	2021-06-30	2020-12-31

Asia Synergy Supply Chain Ltd	464 568	921 521	1 799 149	1 334 581
Asia Synergy Financial Capital Ltd	150 028	407 414	10 585 967	10 435 939
	614 596	1 328 935	12 385 116	11 770 520

No dividends were paid to NCIs during the six-month period ended June 30, 2021 and the year ended December 31, 2020 .

Summarised financial information for ASSC and ASFC before intragroup eliminations are as follows:

	ASSC		ASFC
	2021-06-30	2020-12-31	2021-06-30	2020-12-31
	$	$	$	$
Current assets	24 439 896	26 997 077	18 227 220	18 770 871
Non-current assets	724	853	4 222 543	4 360 915
Total assets	24 440 620	26 997 930	22 449 763	23 131 786

Current liabilities	21 737 105	24 274 295	1 832 485	1 689 668
Non-current liabilities	-	-	142 762	144 283
Total liabilities	21 737 105	24 274 295	1 975 247	1 833 951

Equity attributable to owners of the parent	1 872 584	1 389 054	11 018 047	10 861 896

Non-controlling interests	1 799 149	1 334 581	10 585 967	10 435 939

PEAK FINTECH GROUP INC. Notes to Condensed Interim Consolidated Financial Statements For the six-month periods ended June 30, 2021 and 2020 (In Canadian dollars) (Unaudited)	30

18 - NON-CONTROLLING INTERESTS (CONTINUED)

	ASSC		ASFC
	Six-month		Six-month
	period ending	Year ending	period ending	Year ending
	2021-06-30	2020-12-31	2021-06-30	2020-12-31
	$	$	$	$
Revenue	20 170 369	38 409 836	1 255 404	2 446 058

Profit for the year attributable to owners of the parent	429 935	958 850	289 850	189 077
Profit for the year attributable to NCIs	413 075	921 248	278 484	181 662
Profit for the year	843 010	1 880 097	568 334	370 739

Other comprehensive income ("OCI") for the year OCI attributable to the owners of the parent	53 595	285	(133 699)	234 967
OCI attributable to NCIs	51 493	273	(128 456)	225 752
OCI for the year	105 088	558	(262 155)	460 719

Total comprehensive income for the year attributable to the owners of the parent	483 530	959 134	156 151	424 043
Total comprehensive income for the year attributable to NCIs	464 568	921 521	150 028	407 414

Total comprehensive income for the year	948 098	1 880 655	306 179	831 458

Net cash used in operating activities	1 445 050	(1 284 050)	(2 591 071)	461 254
Net cash used in investing activities	12	466 250	35 367	15 935
Net cash from financing activities	(1 510 652)	743 189	71 158	227 582
Foreign exchange differences	3 534	4 693	(338 580)	927 798
Net cash (outflow) inflow for the year	(62 056)	(69 918)	(2 823 126)	1 632 569

19 - COMPARATIVE FIGURES

Certain comparative figures have been reclassified in order to comply with the basis of presentation adopted in the current year.

20 - SUBSEQUENT EVENTS

a) On July 7, 2021, the Company closed a short-form prospectus financing for gross proceeds of $52,600,000 (net proceeds of $48,918,000 before related expenses). The Company issued 26,300,000 shares at a price of $2.00 and 13,149,999 warrants at an exercise price of $3.50 for a period of twenty-four months. Also, 1,841,000 broker warrants at an exercise price of $3.50 good for a period of twenty-four months were issued to agents.

b) On July 7, 2021, the Company granted incentive options to acquire 1,650,000 common shares to certain directors, officers and key employees. The stock options expire in July 2026, vest over two years and have an exercise price of $2.05

c) Effective July 27, 2021, the Company consolidated its issued and outstanding common shares on the basis of one (1) post-consolidation common share for each two (2) pre-consolidated common share

d) On August 16,2021, the Company announces that it had signed an agreement to acquire 100% of the outstanding shares of Cubeler Inc, a related-party private company, for $1,000,000 in cash and 11,133,326 common shares of the Company. The acquisition is expected to close on or prior to September 30, 2021